Exhibit 99.1

Legend Biotech Corporation

Announces Pricing of Public Offering

SOMERSET, NJ – December 16, 2021 – Legend Biotech Corporation (NASDAQ: LEGN) (“Legend Biotech”), a global clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications, today announced that it has priced an underwritten public offering of 7,500,000 American depositary shares (“ADSs”), each representing two ordinary shares, at a public offering price of $40.00 per ADS, for total gross proceeds of approximately $300.0 million. In addition, Legend Biotech has granted the underwriters a 30-day option to purchase up to an additional 1,125,000 ADSs at the public offering price, less underwriting discounts and commissions. All of the ADSs are being offered by Legend Biotech. The offering is expected to close on December 20, 2021, subject to customary closing conditions.

Morgan Stanley, J.P. Morgan, Jefferies, Piper Sandler & Co. and Barclays are serving as joint book-running managers for the offering. BTIG is serving as a co-manager for the offering.

The ADSs are being offered by Legend Biotech pursuant to an effective shelf registration statement that was previously filed with the Securities and Exchange Commission (“SEC”). The offering is being made only by means of a written prospectus and prospectus supplement that form a part of the registration statement. A preliminary prospectus supplement relating to and describing the terms of the offering was filed with the SEC on December 14, 2021. The final prospectus supplement relating to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. A copy of the final prospectus supplement can be obtained, when available, from Morgan Stanley & Co. LLC, 180 Varick Street, New York, NY 10014, Attention: Prospectus Department, or by telephone at (866) 718-1649; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 866-803-9204 or by email at prospectus-eq_fi@jpmorganchase.com; Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by telephone at 877-821-7388 or by email at prospectus_department@jefferies.com; Piper Sandler & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, or by email at prospectus@psc.com or by telephone at 1-800-747-3924; or Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by email at barclaysprospectus@broadridge.com or by telephone at (888) 603-5847.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Legend Biotech

Legend Biotech is a global, clinical-stage biotechnology company dedicated to treating, and one day curing, life-threatening diseases. Headquartered in Somerset, New Jersey, we are developing advanced cell therapies across a diverse array of technology platforms, including autologous and allogenic chimeric antigen receptor T-cell, T-cell receptor (TCR-T), and natural killer (NK) cell-based immunotherapy. From our three R&D sites around the world, we apply these innovative technologies to pursue the discovery of safe, efficacious and cutting-edge therapeutics for patients worldwide.

We are currently engaged in a strategic collaboration to develop and commercialize our lead product candidate, ciltacabtagene autoleucel (cilta-cel), an investigational BCMA-targeted CAR-T cell therapy for patients living with multiple myeloma. Applications seeking approval of cilta-cel for the treatment of patients with relapsed or refractory multiple myeloma (RRMM) are currently under regulatory review by several health authorities around the world, including the U.S. Food and Drug Administration and the European Medicines Agency.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the closing of the public offering. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the proposed public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of Legend Biotech’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC, as well as in Legend Biotech’s other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and Legend Biotech specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

Investor Contacts:

Joanne Choi, Senior Manager of Investor Relations and Corporate Communications, Legend Biotech

joanne.choi@legendbiotech.com

Crystal Chen, Manager of Investor Relations and Corporate Communications, Legend Biotech

crystal.chen@legendbiotech.com

Press Contact:

Tina Carter, Corporate Communications Lead, Legend Biotech

tina.carter@legendbiotech.com or media@legendbiotech.com